

DIVISION OF
CORPORATION FINANCE

February 5, 2010

<u>Via Mail and Fax</u>

Randel G. Owen
Chief Financial Officer and Executive Vice President
Emergency Medical Services Corporation
6200 South Syracuse Way, Suite 200
Greenwood Village, CO 80111

      RE: **Emergency Medical Services Corporation**
             File Number: 001-32701
             Emergency Medical Services L.P.
             File Number: 333-127115
             Form 10-K for the Year Ended December 31, 2008

Dear Mr. Owen:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                     Sincerely,

                     Lyn Shenk
                     Branch Chief